

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2024

Matthew R. A. Heiman
Chief Legal & Administrative Officer
Waystar Holding Corp.
1550 Digital Drive, #300
Lehi, UT 84043

> **Re: Waystar Holding Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 22, 2024**
> **File No. 333-275004**

Dear Matthew R. A. Heiman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Summary
Overview, page 1

1. You illustrate the growth in the number of clients from whom you generate over $100,000 of revenue by disclosing the number of such clients in the twelve months ended March 31, 2021 compared to the year ended December 31, 2023. To provide further context, please explain the relevance of the twelve months ended March 31, 2021, and disclose the number of such clients for the years ended December 31, 2021 and 2022.

Principal stockholders, page 125

2. Please clarify why you have presented the columns comprising "Shares of our common stock to be sold in the offering." If there will be selling shareholders, please revise your cover page and elsewhere to disclose that there will be a selling shareholder component of the offering. If there will not be selling shareholders, then remove these columns. You

may disclose in the introductory paragraphs or a footnote to the table how the number of outstanding shares will change based upon the shares being offered and if the underwriters' over-allotment option is exercised.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Brentani, Esq.